May 19, 2008

NON-PUBLIC CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Special Counsel

Re:	TVI Corporation

File No. 000-10449

Form PRER 14A; Amendment No. Two

Dear Mr. Duchovny:

This letter responds to comments received from the staff by letter dated May 15, 2008 with respect to the above-referenced filing of TVI Corporation (“TVI” or the “Company”). As requested, we have provided explanation and analysis responsive to the comments and, where requested, have included additional disclosure in TVI’s revised Preliminary Proxy Statement, Amendment Number Three, filed herewith. We hope you find our responses to be both helpful and complete.

In order to assist you in your review of our responses, we have set forth below each of the staff’s comments followed by our response.

Revised Preliminary Proxy Statement

Cover page

1.	Please tell us why your disclosure regarding the dissidents’ proposal is presented as an uncertainty, i.e. “if properly presented at the Annual meeting” (emphasis added). Please tell us whether the inclusion of the proposal on your card obviates the need for proper presentment of the proposal.

Response: The Company concedes that, assuming the proposal is presented before the meeting, it is a proper matter for stockholder consideration. However, we believe that the proposal still must be presented at the meeting to be considered. In this vein, we note that Rule 14a-8(h) states that either the proponent, or its representative who is qualified under state law to present the proposal on the proponent’s behalf, must attend the meeting to present the proposal.

We have revised the cover page and companion language throughout the Proxy Statement accordingly.

Other Matters, page 32

2.	With respect to the Other Bender Proposal 3, please revise your disclosure to explain how a limitation on the setting of record and special meeting dates on your board leaves the company “unacceptably vulnerable to unsolicited, potentially coercive or abusive takeover tactics...” Also, explain in your disclosure why you believe the proposal “provides no net benefit to Company stockholders.”

Response: Under Section §2-502(e) of the Maryland General Corporation Law (“MGCL”), the board of directors of the Company (the “Board”) has sole power to fix such dates. Since MGCL §2-502(e) is not accompanied by overriding language that permits a different rule to be set forth in a corporation’s charter or bylaws, even if the proposal is adopted, it would fail to achieve its stated outcome since it is directly inconsistent with law.

Moreover, the Company believes that by permitting a special meeting to occur on a timetable controlled to a significant degree by a party that may not be acting in the best interests of Company stockholders could subject it to potentially coercive or abusive takeover tactics. Although the Board has sole discretion in determining and setting such dates, the Board’s believes that its duty to act in the best interests of all stockholders effectively mitigates the risk that such discretion would be employed in an abusive manner. Consequently, the Company believes that the proposal provides no net benefit to Company stockholders, as any benefit provided is significantly outweighed by its inflexible temporal nature.

We have revised the subject disclosure accordingly.

3.	With respect to the Other Bender Proposal 6, please disclose the substance of the penultimate paragraph of your response to prior comment 7.

Response: As requested, we have added the substance of the Company’s response to the Staff’s prior comment 7 contained in the penultimate paragraph of said response to the Company’s discussion of Other Bender Proposal 6.

4.	Also with respect to the Other Bender Proposal 6, please explain why its passage may have “unintended, unforeseen, unnecessary and potentially harmful consequences for [your] ability to engage in certain equity financings.”

Response: As discussed, the Company believes that passage of the proposal as worded would raise difficult interpretive issues and have unintended adverse consequences for its ability to engage in certain equity financings. Specifically, the Company believes that the proposed charter amendment could call into question its legal ability to issue or grant certain rights or privileges that typically are employed in such transactions though not available to all security holders, such as registration rights, pre-emptive rights and other rights customarily used to consummate such financings.

We have revised the subject disclosure accordingly.

5.	Please refer to the last paragraph in this section. Tell us, with a view toward revised disclosure, which “federal securities laws govern whether a particular proposal is proper for consideration at the Annual Meeting.”

Response: We have deleted the reference to “federal securities laws”.

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The Company acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company’s filing or in response to our comments on your filing.

We trust the foregoing has adequately responded to your inquiries regarding future filings. Should you have any additional questions or comments, please feel free to contact the undersigned at 410-347-8707, or D. Scott Freed at 410-347-8763.

Sincerely,
/S/ FRANK S. JONES, JR.
cc:	Sean R. Hunt D. Scott Freed	Frank S. Jones, Jr.